KPMG Corporate Finance LLC

Statement of Financial Condition
September 30, 2024

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING __10/01/23__ AND ENDING __09/30/24__
                                                    MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: __KPMG Corporate Finance LLC__

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
        ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)
__200 East Randolph Drive, Suite 5500__
                                                (No. and Street)

__Chicago__   __Illinois__   __60601__
        (City)   (State)   (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING
__Philip J. Isom__   __(312) 665-1911__   __pisom@kpmg.com__
(Name)   (Area Code – Telephone Number)   (Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*
__Crowe LLP__
                        (Name – if individual, state last, first, and middle name)

__600 Superior Ave, Suite 902__ __Cleveland__   __OH__   __44114__
(Address)   (City)   (State)   (Zip Code)

__9/24/2003__   __173__
(Date of Registration with PCAOB)(if applicable)   (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, __Philip J. Isom__, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of __KPMG Corporate Finance LLC__, as of __9/30__, 2 __024__, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Notary Public

Signature: _____

Title: President

This filing** contains (check all applicable boxes):

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

Contents





REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Member of KPMG Corporate Finance LLC
Chicago, Illinois

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of KPMG Corporate Finance LLC (the "Company") as of September 30, 2024, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of September 30, 2024, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit of the financial statement provides a reasonable basis for our opinion.

Crowe LLP

Crowe LLP

We have served as KPMG Corporate Finance's auditor since 2024.

Cleveland, Ohio
December 23, 2024

KPMG Corporate Finance LLC

Statement of Financial Condition
September 30, 2024

Assets

Cash and cash equivalents	$	43,557,805
Accounts receivable, net		913,211
Prepaid expenses and other receivables		126,776
Deferred charges		193,658
Fixed assets, net		44,631
Goodwill		4,648,567
Total assets	$	49,484,648

Liabilities and Member's Capital

Accrued compensation	$	7,650,966
Accounts payable, accrued expenses and other liabilities		1,992,116
Contract liabilities		3,364,060
		13,007,142
Member's capital		36,477,506
Total liabilities and member's capital	$	49,484,648

The accompanying notes are an integral part of this financial statement.

2

KPMG Corporate Finance LLC

Notes to Financial Statement

Note 1. Nature of Business and Significant Accounting Policies

KPMG Corporate Finance LLC (the Company), a wholly owned subsidiary of KPMG LLP (Parent), is a Delaware limited liability company formed on February 7, 2000, for the purpose of conducting business as a broker-dealer. The Parent is the U.S. member firm of the KPMG global organization of independent member firms affiliated with KPMG International Limited, a private English company limited by guarantee. The Company does not consider other member firms of KPMG International Limited to be affiliates as defined under U.S. generally accepted accounting principles (GAAP).

The Company's primary business is providing investment banking and infrastructure advisory services to institutional investors, corporate entities, state and local governments and their agencies and authorities. The Company is registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA).

The Company does not claim an exemption from SEA Rule 15c3-3 in reliance on footnote 74 to SEC Release 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to (1) private placements of securities and (2) investment banking activities related to mergers, acquisitions, divestitures, joint ventures, debt capital advisory and other corporate reorganization transactions, and the Company did not (1) directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (2) does not and will not carry accounts of or for customers and (3) does not and will not carry PAB[1] accounts.

The following is a summary of the Company's significant accounting policies:

a) Basis of Presentation

The Company follows GAAP, as established by the Financial Accounting Standards Board (FASB), to ensure consistent reporting of financial condition.

b) Accounting Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

c) Cash and Cash Equivalents

Cash and cash equivalents consist of demand deposits and a U.S. Treasury money market fund with a weighted average maturity of two months or less at the date of acquisition. These assets are not held for sale in the ordinary course of business. The Company maintains its cash balances in financial institutions located in the United States. The Company maintains deposits with financial institutions in amounts that are in excess of federally insured limits; however, the Company does not believe it is exposed to any significant credit risk.

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[1] SEA Rule 15c3-3(a)(16): The term "PAB account" means a proprietary securities account of a broker or dealer (which includes a foreign broker or dealer, or a foreign bank acting as a broker or dealer) other than a delivery-versus-payment account or a receipt-versus-payment account. The term does not include an account that has been subordinated to the claims of creditors of the carrying broker or dealer.

Note 1.   Nature of Business and Significant Accounting Policies (Continued)

d)   Fair Value Measurements

Guidance provided by the FASB defines fair value, establishes a framework for measuring fair value, sets out a fair value hierarchy and requires disclosures about fair value measurements. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Company utilizes valuation techniques to maximize the use of observable inputs and minimize the use of unobservable inputs.

Assets and liabilities recorded at fair value are categorized within the fair value hierarchy based upon the level of judgment associated with the inputs used to measure their value.

The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). Inputs are broadly defined as assumptions market participants would use in pricing an asset or liability. The three levels of the fair value hierarchy are described below:

Level 1. Unadjusted quoted prices for identical assets or liabilities in active markets that the Company has the ability to access at the measurement date.

Level 2. Inputs other than quoted prices within Level 1 that are observable for the asset or liability, either directly or indirectly.

Level 3. Inputs that are unobservable for the asset or liability and include situations where there is little, if any, market activity for the asset or liability.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, an investment's level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The Company's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment, and considers factors specific to the investment. The following table presents the placement in the fair value hierarchy of assets and liabilities measured at fair value at September 30, 2024.

	September 30, 2024	Level 1	Level 2	Level 3
Assets:				
Cash and cash equivalents:				
Money market funds	$ 40,184,479	40,184,479	-	-
Total	$ 40,184,479	40,184,479	-	-

The Company assesses the levels of the investments at each measurement date, and transfers between levels are recognized on the actual date of the event or change in circumstances that caused the transfer in accordance with the Company's accounting policy regarding the recognition of transfers between levels of the fair value hierarchy. There were no transfers among levels 1, 2 and 3 during the year.

d)   Allowance for Current Expected Credit Losses

The Company accounts for estimated credit losses on financial assets measured at an amortized cost basis in accordance with Accounting Standards Codification (ASC) 326, Financial Instruments—Credit Losses. ASC 326 requires the Company to estimate expected credit losses over the life of its financial assets based on relevant information about past events, current conditions, and reasonable and supportable forecasts.

KPMG Corporate Finance LLC

Notes to Financial Statement

Note 1.   Nature of Business and Significant Accounting Policies (Continued)

e)   Allowance for Current Expected Credit Losses (Continued)

The Company records the estimate of expected credit losses as an allowance for credit losses. For financial assets measured at an amortized cost basis the allowance for credit losses is reported as a valuation account on the balance sheet that adjusts the asset's amortized cost basis. As of and for the year ended September 30, 2024, the Company estimated credit losses for its accounts receivable. See Note 2 for further discussion.

f)   Fixed Assets

Fixed assets consist of computer equipment, which is recorded at cost and depreciated on a straight-line basis over a period of three years. Accumulated depreciation was $152,713 as of September 30, 2024.

g)   Income Taxes

The Company is organized as a single-member limited liability company and is treated as an entity disregarded as separate from its owner for federal income tax purposes. Accordingly, no provision or benefit for federal income taxes has been made in the Company's financial statements.

FASB guidance requires the evaluation of income tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the income tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Income tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense and liability in the current year. Through the year ended September 30, 2024, management has determined that there are no material uncertain income tax positions that impact the Company's financial statements. The Parent is generally subject to examination by U.S. federal and state tax authorities for the current and prior tax years filed within the past three years.

h)   Goodwill

The Company's goodwill was recorded as a result of the Company's business combinations using the acquisition method of accounting. The Company does not amortize goodwill, but goodwill is tested for impairment annually and when an event occurs or circumstances change that more likely than not reduces the fair value of the related reporting unit below its carrying value. For purposes of this assessment, the Company has two reporting units to which goodwill has been assigned: Corporate Finance and Infrastructure Advisory. See Note 3 for further discussion.

Goodwill may first be assessed for qualitative factors to determine whether it is necessary to perform a quantitative impairment test. The qualitative analysis considers entity-specific and macroeconomic factors and their potential impact on the key assumptions used in the determination of the fair value of the reporting unit. A quantitative impairment test is performed if the results of the qualitative assessment indicate that it is more likely than not that the fair value of the reporting unit is less than its carrying value or is impaired. If deemed necessary as a result of the qualitative assessment, the Company will review goodwill to determine potential impairment by comparing the carrying value of the reporting unit to its fair value.

i)   Subsequent Events

The Company has evaluated subsequent events for potential recognition and/or disclosure through the date these financial statements were issued, noting none.

KPMG Corporate Finance LLC

Notes to Financial Statement

Note 1.   Nature of Business and Significant Accounting Policies (Continued)

j)   Recently Issued Accounting Standards

In November 2023, the FASB issued Accounting Standards Update (ASU) 2023-07, Improvements to Reportable Segment Disclosures, which expands segment disclosure requirements for public entities that are required to report segment information in accordance with FASB ASC 280, Segment Reporting. The ASU requires public companies to disclose significant segment expenses that are regularly provided to the chief operating decision maker (CODM) and included within each reported measure of segment profit and loss. The amendments also require disclosure of all other segment items by reportable segment and a description of its composition. Additionally, the amendments require disclosure of the title and position of the CODM and an explanation of how the CODM uses the reported measure(s) of segment profit or loss in assessing segment performance and deciding how to allocate resources. The ASU is effective for fiscal years beginning on or after December 15, 2023, with early adoption permitted. The Company is currently evaluating the impact that this guidance may have on its financial statements and accompanying notes.

Note 2.   Accounts Receivable, net

At September 30, 2024, accounts receivable include amounts receivable from clients and accrued revenue for fees billed and hours incurred in connection with Corporate Finance and Infrastructure Advisory activities. The amounts billed and hours incurred include time, expenses and retainers, net of an allowance for current expected credit losses of $267,365. The amount includes unbilled revenue of $366,426.

Note 3.   Goodwill

On October 1, 2007, the Company acquired substantially all of the assets of Keen Consultants, LLC; Keen Realty, LLC; Keen Strategic Advisors, LLC; and MHM Advisors, LLC (collectively, Keen), a group of affiliated real estate advisory and real estate transactional businesses. The excess of the purchase price and earn-out payments over the estimated fair values of the net assets acquired was recorded as goodwill in the amount of $2,235,963.

On June 26, 2014, the Company acquired substantially all of the assets of St. Charles Capital, LLC. This acquisition further positioned the Company as a leading mid-market investment bank and M&A advisor for companies within key dynamic industry segments. The goodwill of $1,172,604 arising from the acquisition is largely a result of this positioning.

On August 15, 2015, the Company added a team of professionals from Ewing Bemiss & Company. This business combination further positioned the Company as a leading mid-market investment bank and M&A advisor for companies within the energy mergers and acquisitions segment. The goodwill of $1,240,000 arising from the agreement is largely a result of this positioning.

Management performed an annual impairment assessment of goodwill as allocated between the Corporate Finance and Infrastructure Advisory reporting units as of its annual evaluation date of June 30, 2024 and has determined that there is no impairment in value.

KPMG Corporate Finance LLC

Notes to Financial Statement

Note 4. Net Capital Requirements

The Company is a broker-dealer subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1. At September 30, 2024, the Company had net capital of $ 29,746,973, which was $ $28,879,830 in excess of its required net capital of $ 867,143. At September 30, 2024, the Company's ratio of aggregate indebtedness to net capital was 0.44 to 1.

Note 5. Customer Concentration and Related-Party Transactions

For the year ended September 30, 2024, the Company had three major customers. A customer is considered major when the customer represents more than 10 percent of total accounts receivable, net, as of September 30, 2024. Transactions with major customers are as follows:

	Percentage of total accounts receivable at September 30, 2024:
Customer A	13%
Customer B	12%
Customer C	10%

The Company entered into a Service Agreement with the Parent effective December 1, 2009, which is renewed annually. Under the Service Agreement, the Parent provides certain services, such as office space, technology, finance and accounting, human resources, risk management, at no cost. Also, under this agreement, the Company is to pay the Parent interest at 10 percent per annum on the prior month unbilled and outstanding accounts receivable as reported by the Company.

All accounting transactions between the Company and the Parent are recorded through intercompany accounts. The Company and the Parent settle the net due to/due from balance via cash payment quarterly. As of September 30, 2024, accounts payable, accrued expenses and other liabilities on the statement of financial condition include $1,245,843 due to the Parent for intercompany transactions.

Note 6. Indemnifications

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties that provide indemnifications under certain circumstances. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. The Company expects the risk of loss to be remote.